December 5, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (203) 226-2303

Eric I Cohen
Senior Vice President, Secretary
 and General Counsel
Terex Corporation
200 Nyala Farm Road
Westport, CT 06880

> **Re: Terex Corporation**
> **Definitive 14A**
> **Filed April 4, 2007**
> **File No. 001-10702**

Dear Mr. Cohen:

We have reviewed your response letter dated September 20, 2007 and have the following comments. Please respond to our comments by December 19, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Executive Compensation Philosophy, page 18

1.   We reissue our prior comment 1. We disagree with your conclusion noted in the last paragraph of your response. In future filings, please describe in greater detail the nature and scope of your compensation consultants' assignments and the material elements of the instructions or directions given to them with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Annual Bonus, page 21

2.   We note your response to our prior comment 3. Please provide a more detailed discussion supporting your conclusion that disclosure of the 2006 and 2007

Business Development and Financial/Capital Structure targets for Mr. DeFeo would result in competitive harm. For example, describe in your response letter the specific plans and ideas that comprise these targets and why disclosure would make it more difficult for the company to achieve such targets and would provide an advantage to the company's competitors. Please provide as detailed analysis as possible, discussing in particular, how disclosure of targets for past periods would cause competitive harm.

3. Please confirm that you will disclose in future filings the information in your response regarding the difficulty in achieving the target goals. In addition, in future filings, please provide greater detail regarding how difficult it would be for the named executive officers to achieve the undisclosed targets and qualitative performance measures. For example, consider discussing correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

4. We note your response to our prior comment 5. It does not appear you have provided the information requested in the last sentence of the comment. The table at the end of your response indicates that each named executive officer received a bonus greater than his target bonus. In light of this, please disclose in future filings the percentile of the benchmarked companies each named executive officer's actual paid bonus represents. To the extent actual compensation was outside a targeted percentile range, please disclose why. For example, if a target bonus of $500,000 for a particular named executive officer represents the 50th percentile of benchmarked companies for officers holding similar positions and such officer actually received a bonus of $900,000, disclose the percentile of benchmarked companies, using the same data set used in determining how targets compared to benchmarks, such actual bonus represents.

Summary Compensation Table, page 28

5. We note your response to prior comment 7. Please confirm you will disclose in future filings the information provided in your response.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel